# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLS Holdings USA, Inc., CIK 0001522222
CUSIP: 12565J308
Title of class of securities: Common Stock $0.0001 per value per share
Address of issuer's principal executive offices: 516 S. 4TH STREET, 516 S. 4TH STREET, LAS VEGAS, Nevada (NV), 89101
Date of event which requires filing of this statement: 10/28/2024
Amends the filing with accession number 0001185185-24-000152
Filed by CIK 0002011101
Persons authorized to receive notices and communications: Ian Whitmore, 4641 East Pebble Ridge Road, Paradise Valley, Arizona (AZ), 85253, (416) 992-4539

## Reporting persons
- Whitmore Ian (CIK 0002011101): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 16,167,406; shared voting power 0; sole dispositive power 16,167,406; shared dispositive power 0; aggregate amount beneficially owned 16,167,406 (9.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock $0.0001 per value per share
Name of issuer: CLS Holdings USA, Inc.
Address of issuer's principal executive offices: 516 S. 4TH STREET, 516 S. 4TH STREET, LAS VEGAS, Nevada (NV), 89101
Comment: This Schedule 13D/A relates to the common stock, par value $0.0001 (the "Common Stock").

## Item 2. Identity and Background
Name of person filing: Ian Whitmore
Residence or business address: 4641 East Pebble Ridge Road, Paradise Valley, AZ 85253
Present principal occupation or employment: NA
Criminal convictions in the last five years: During the past five years the Reporting Person has not been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the past five years the Reporting Person has not been party to a civil proceeding as a result of which he is subject to a judgment, decree or final order enjoining him from, or mandating activities subject to, federal or state securities laws, or finding it in violation of such laws.
Citizenship: Mr. Whitmore is a British citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Whitmore acquired 1,500,000 shares of Common Stock on October 28, 2024 for $0.04 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Common Stock for investment purposes.

No Reporting Person has any plans or proposals that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Ian Whitmore owns 16,167,406 shares of Common Stock representing 9.82% of the Common Stock outstanding and has sole power to vote and dispose of such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Ian Whitmore owns 16,167,406 shares of Common Stock representing 9.82% of the Common Stock outstanding and has sole power to vote and dispose of such shares.
Transactions in the class effected during the past sixty days: Mr. Whitmore acquired 1,500,000 shares of Common Stock on October 28, 2024.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Whitmore Ian: /s/ Ian Whitmore, Ian Whitmore / Reporting Person (12/30/2024)